UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J103(1)

(CUSIP Number)

Chi Sing HO

c/o IDG Capital Management (HK) Ltd.

Unit 5505, 55/F.,The Center

99 Queen’s Road

Central, Hong Kong

Fax: 852-2529 1619

Tel: 852-25291016

With a copy to:

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati

Jin Mao Tower

38F, Unit 03

88 Century Boulevard

Pudong, Shanghai, China 200121

Telephone: +86 21 61651768

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou and Chi Sing Ho, with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings. Ltd., a Cayman Islands company (the “Issuer” or “Company”). The Ordinary Shares beneficially owned by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou and Chi Sing Ho were previously reported on Schedule 13G filed by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou, Chi Sing Ho on February 10, 2015, as amended by an amendment thereto.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the Ordinary Shares of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Investors L.P.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See instructions) PN

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital GP Associates Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 83084J103
1.	Name of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D is being filed jointly by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou, and Chi Sing Ho (together, the “Reporting Persons”). This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons with respect to the Ordinary Shares. The Ordinary Shares beneficially owned by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou and Chi Sing Ho were previously reported on Schedule 13G filed by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou and Chi Sing Ho on February 10, 2015, as amended by an amendment thereto. The Reporting Persons have entered into a joint filing agreement, dated as of November 18, 2016, a copy of which is attached hereto as Exhibit 99.1.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Ordinary Shares, par value US$0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”). The Company’s principal executive office is located at Room 635, 6/F, 100 QRC Queen’s Road, Central, Hong Kong Special Administrative Region, the People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d) (3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

IDG-Accel China Capital L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Capital L.P. is IDG-Accel China Capital Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Capital Associates L.P.  is IDG-Accel China Capital GP Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China Capital Investors L.P. is IDG-Accel China Capital GP Associates Ltd. The directors of IDG-Accel China Capital GP Associates Ltd. are Chi Sing Ho and Quan Zhou. The Reporting Persons are China-focused private equity investors. The Reporting Persons mainly invest in China-related companies, focusing on companies in the information technology, media, healthcare, clean technology and non-technology consumer businesses and services related industries.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

It is currently anticipated that Sky Solar Group Co., Ltd. will require approximately US$146.0 million to complete the Share Purchases. This amount excludes the funds which may be required to pay the costs and expenses associated with the Share Purchases. It is currently anticipated that the Share Purchases will be financed by way of capital contributions from the Sellers or their affiliates (as defined in item 4 below) (the “Capital Contributions”) to Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd. (“Tibet Co.”), which will make a capital contribution in the same amount to Yiwu Runyang Renewable Energy Co., Ltd. (“Yiwu Co.”), its wholly-owned subsidiary, and which will, in turn, make a capital contribution in the same amount to Sky Solar Group Co., Ltd. Each Seller’s or its affiliates’ Capital Contribution is expected to equal the consideration such Seller would receive in the Share Purchases.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Sky Solar Group Co., Ltd. and Yiwu Co. entered into an Investment Cooperation Framework Agreement dated November 16, 2016 and a Supplemental Agreement dated November 17, 2016 (together, the “Share Purchase Agreements”) with certain sellers, namely Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc. (together, the “Sellers”), to purchase an aggregate of 153,103,084 Ordinary Shares and 17,356,013 ADSs from the Sellers at US$0.5 per Ordinary Share and US$4.0 per ADS (the “Share Purchases”).

The details of the Share Purchases are as follows:

Seller	Number of Ordinary Shares (excluding Ordinary Shares represented by ADS) Sold	Per Ordinary Share Consideration (in US$)	Number of ADSs Sold (1 ADS represents 8 Ordinary Shares)	Per ADS Consideration (in US$)	Number of Ordinary Shares (including Ordinary Shares represented by ADSs) Sold	Total Consideration (in US$)
Flash Bright Power Ltd	0	/	12,606,013	4.00/ADS	100,848,104	50,424,052
IDG-ACCEL China Capital L.P.	78,335,914	0.5/Ordinary Share	0	/	78,335,914	39,167,957
IDG-ACCEL China Capital Investors L.P.	3,613,992	0.5/Ordinary Share	0	/	3,613,992	1,806,996
IDG-ACCEL China Capital Investors L.P.	0	/	110,250	4.00/ADS	882,000	441,000
IDG-ACCEL China Capital L.P.	0	/	2,389,750	4.00/ADS	19,118,000	9,559,000
JOLMO SOLAR CAPITAL LTD	5,400,000	0.5/Ordinary Share	0	/	5,400,000	2,700,000
CES Holding Ltd.	8,000,000	0.5/Ordinary Share	0	0/	8,000,000	4,000,000
Jing Kang	3,800,000	0.5/Ordinary Share	0	/	3,800,000	1,900,000
Bin Shi	0	/	2,250,000	4.00/ADS	18,000,000	9,000,000
Sino-Century HX Investments Limited	15,133,334	0.5/Ordinary Share	0	/	15,133,334	7,566,667
Rihuaxing Limited	9,300,000	0.5/Ordinary Share	0	/	9,300,000	4,650,000
Sunpeak Universal Holdings,Inc.	29,519,844	0.5/Ordinary Share	0	/	29,519,844	14,759,922
Total	153,103,084		17,356,013		291,951,188	145,975,594

Pursuant to the Share Purchase Agreements, the closing of the Share Purchases shall happen by December 31, 2016, and is subject to certain closing conditions including approval from the relevant PRC governmental authorities, and Capital Contributions to Tibet Co.

The purpose of the Share Purchases is to enable the Sellers to explore a potential listing of Tibet Co. in China, which may provide a better valuation as well as an alternative exit option.

The description of the Share Purchase Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement, an English translation of which is attached hereto as Exhibit 99.2 and Exhibit 99.3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
IDG-Accel China Capital L.P. (1)	291,951,188	69.6%	0	291,951,188	0	291,951,188
IDG-Accel China Capital Associates L.P.(2)	291,951,188	69.6%	0	291,951,188	0	291,951,188
IDG-Accel China Capital Investors L.P. (3)	291,951,188	69.6%	0	291,951,188	0	291,951,188
IDG-Accel China Capital GP Associates Ltd.(4)	291,951,188	69.6%	0	291,951,188	0	291,951,188
Quan Zhou(5)	291,951,188	69.6%	0	291,951,188	0	291,951,188
Chi Sing Ho(5)	291,951,188	69.6%	0	291,951,188	0	291,951,188

* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of November 14, 2016, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)

Includes (i) 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tibet Co. indirectly holds 100% of Sky Solar Group Co., Ltd. IDG-Accel China Capital L.P. is expected to hold approximately 23.56% of Tibet Co. By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by Tibet Co.

(2)

Includes (i) 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tibet Co. indirectly holds 100% of Sky Solar Group Co., Ltd. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P.

(3)

Includes (i) 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tibet Co. indirectly holds 100% of Sky Solar Group Co., Ltd. IDG-Accel China Capital Investors L.P. is expected to indirectly hold approximately 1.09% of Tibet Co. By virtue of such relationship, IDG-Accel China Capital Investors L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by Tibet Co.

(4)

Includes (i) 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tibet Co. indirectly holds 100% of Sky Solar Group Co., Ltd. IDG-Accel China Associates Ltd. is the general partner of IDG-Accel China Capital Investors L.P. and IDG-Accel China Capital Associates L.P. By virtue of such relationship, IDG-Accel China Capital GP Associates Ltd. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital Investors L.P. and IDG-Accel China Capital Associates L.P.

(5)

Includes (i) 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tibet Co. indirectly holds 100% of Sky Solar Group Co., Ltd. Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital GP Associates Ltd.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On November 18, 2016, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 18, 2016.

99.2

English Translation of Investment Cooperation Framework Agreement, dated as of November 16, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

99.3

English Translation of the Supplemental Agreement, dated as of November 17, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

IDG-ACCEL CHINA CAPITAL L.P.
By: IDG-Accel China Capital Associates L.P., its General Partner
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

QUAN ZHOU

/s/ Quan ZHOU

CHI SING HO

/s/ Chi Sing Ho

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

	By:	/s/ Quan ZHOU
	Name:	Quan Zhou
	Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.

	By:	/s/ Quan ZHOU
	Name:	Quan Zhou
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 18, 2016.

99.2

English Translation of Investment Cooperation Framework Agreement, dated as of November 16, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc..

99.3

English Translation of the Supplemental Agreement, dated as of November 17, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.